Exhibit 99.1

ALTAGAS LTD. AND WGL HOLDINGS, INC. MERGER CONDITIONALLY APPROVED BY THE PUBLIC SERVICE COMMISSION OF THE DISTRICT OF COLUMBIA

Calgary, Alberta (June 28, 2018)

AltaGas Ltd. (AltaGas) (TSX:ALA) and WGL Holdings, Inc. (WGL) (NYSE:WGL) today issued the following statement in response to the oral decision of the Public Service Commission of the District of Columbia (DC PSC) to approve the AltaGas and WGL transaction  (the WGL Acquisition) with certain modifications to the unanimous settlement agreement dated May 8, 2018:

“We are pleased the DC PSC is prepared to unanimously approve the proposed combination of AltaGas and WGL,” said David Harris, President and Chief Executive Officer of AltaGas. “The Commission indicated the written order will include certain additional conditions, in alignment with the unanimous settlement agreement. AltaGas will review the conditions so we are in a position to meet the Commission’s timeline for acceptance by settling parties within five days, upon which approval of the WGL Acquisition will be final.  We are confident that the combined company will deliver exceptional service at affordable rates to customers in the District, while promoting local employment and job creation in the energy sector and providing more clean energy choices to customers.”

Learn more about the combination at www.wgldeliveringmore.com.

About AltaGas

AltaGas is an energy infrastructure company with a focus on natural gas, power and regulated utilities. AltaGas creates value by acquiring, growing and optimizing its energy infrastructure, including a focus on clean energy sources. For more information visit: www.altagas.ca

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This news release contains forward-looking statements. When used in this news release, words such as “may”, “would”, “could”, “can”, “will”, “be”, “intend”, “possible”, “plan”, “develop”, “anticipate”, “target’, “believe”, “seek”, “propose”, “continue”, “estimate”, “expect”, and similar expressions, as they relate to AltaGas or an affiliate of AltaGas, are intended to identify forward-looking statements. This news release contains forward-looking statements with respect to, among other things, anticipated receipt of the Commission’s written order and additional conditions; the expected ability to meet the Commission’s timeline; the expected final approval; the benefits of the WGL Acquisition, including without limitation, the improved ability to deliver exceptional service at affordable rates, and ability to provide local employment and job creation. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Such statements reflect AltaGas’ current views with respect to future events based on certain material factors and assumptions and are subject to certain risks and uncertainties, including without limitation, changes in market, competition, governmental or regulatory developments, general economic conditions and other factors set out in AltaGas’ public disclosure documents. Many factors could cause AltaGas’ actual results, performance or achievements to vary from those described in this news release, including without limitation those listed above. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated or expected, and such forward-looking statements included in, or incorporated by reference in this news release, should not be unduly relied upon. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.